January 12, 2015

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3720

Attention:	Stephen G. Krikorian
Tamara Tangen
Christine Davis
Mitchell Austin
Barbara C. Jacobs

Re:	Cornerstone OnDemand, Inc.
Form 10-K for the fiscal year ended December 31, 2013
Filed February 26, 2014
Form 10-Q for the quarterly period ended September 30, 2014
Filed November 7, 2014
File No. 001-35098

Ladies and Gentlemen:

Cornerstone OnDemand, Inc. (the “Company”) submits this letter in response to comments from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 18, 2014, relating to the above referenced filings.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Form 10-K for the fiscal year ended December 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

1.

In future filings, please consider expanding your management’s discussion and analysis to provide a balanced and meaningful discussion of known material trends and uncertainties that will, or are reasonably likely to, have a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. For example, consider discussing the deceleration of your revenue growth and any trends related to your negative cash flows to the extent any are known trends or uncertainties that you expect may continue to impact your results in future periods.

Further, please discuss in reasonable detail any economic or industry-wide factors relevant to your company and any material opportunities, challenges and risks you may face in the short and long term and the actions you are taking to address them. For guidance, please consider Sections III.A and III.B of SEC Release No. 33-8350.

The Company respectfully advises the Staff that it has reviewed Section III.A and III.B of SEC Release No. 33-8350. Based on such review, and in light of the Staff’s comment, in future filings beginning with its Annual Report on Form 10-K for the year ended December 31, 2014, the Company will review its disclosure to ensure that it provides a balanced and meaningful discussion of known material trends and uncertainties that the Company believes will, or are reasonably likely to, have a material impact on its revenue or income or result in its liquidity decreasing or increasing in any material way. In particular, in response to the Staff’s comment, the Company will expand its disclosure to note any known trends or uncertainties that will impact fluctuations in its revenue growth rate and in its net cash used in investing activities.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 14 – Geographic Information, page 95

2.	Please tell us what consideration was given to separately quantifying the revenue attributable to subscription services, consulting services and E-learning content. See ASC 280-10-50-40. As part of your response, please tell us how you considered providing similar disclosure in your MD&A as well as discussing the changes in each revenue category.

In response to the Staff’s comment, in accordance with FASB ASC 280-10-50-40, the Company has not separately disclosed the amounts of revenue attributable to subscription fees, consulting services and e-learning content as they constitute a single group of similar services. The vast majority of the Company’s client arrangements include interrelated service offerings, such as subscriptions to the Company’s software solution accompanied by consulting services, and to a lesser extent third-party e-learning content. All of these service offerings are interrelated and negotiated and sold as part of a single arrangement with a client. The Company’s consulting services and third-party e-learning content services are not sold to individual clients independent of subscriptions to its software solution. For example, consulting services are offered to clients to provide them with assistance in implementing the Company’s solution and optimizing their use of the solution. The Company’s e-content services are sold to enhance the functionality and user experience of its e-learning platform. Accordingly, the Company believes that these interrelated services constitute a single group of similar services.

Form 10-Q for the quarterly period ended September 30, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations Metrics, page 19

3.	Please tell us what consideration you have given to disclosing a dollar retention rate metric, or other renewal rate metric, on a quarterly basis. In this regard, we note that it appears that your revenue growth is becoming more dependent upon revenue from existing clients and less dependent upon the acquisition of new clients.

The Company advises the staff that the dollar retention rate is a metric that is reviewed by its Chief Operating Decision Maker, which is its Chief Executive Officer, on an annual basis due to the seasonality of its business. The Company signs a significantly higher percentage of agreements with new clients, as well as renewal agreements with existing clients, in the fourth quarter of each year, and usually signs a significant portion of these agreements during the last month, and often the last two weeks, of each quarter. As a result, this metric could be misleading if reported on a quarterly basis. Accordingly, while the Company believes that the dollar retention rate is an important metric for measuring the long-term value of client agreements and the Company’s ability to retain clients, the Company respectfully advises the Staff that such metric is more useful, and less likely to mislead investors, if it is presented on an annual basis.

In regards to the Staff’s comment regarding revenue growth, as the Company’s client base continues to increase, revenue generated from such client base will also continue to grow. However, the mix between revenue from existing and new clients will fluctuate from period to period depending on development of the Company’s existing solutions, the introduction of new solutions, the size and timing of agreements entered into with the Company’s new and existing clients, and other factors outside of the Company’s control. To the extent that there are known trends that impact future periods, the Company will disclose such trends in future filings.

* * * * *

The Company also acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any additional comments or questions, please contact me at (310) 752-0113. We respectfully request that the Staff confirm that it has no additional requests or comments.

Very truly yours,

CORNERSTONE ONDEMAND, INC.

/s/ Adam Weiss

Adam Weiss

Vice President, Business Affairs and General

Counsel

cc:	Adam L. Miller, Cornerstone OnDemand, Inc.

Perry A. Wallack, Cornerstone OnDemand, Inc.

Herbert P. Fockler, Wilson Sonsini Goodrich & Rosati, P.C.

Rachel B. Proffitt, Herbert P. Fockler, Wilson Sonsini Goodrich & Rosati, P.C.

Christie Good, PricewaterhouseCoopers LLP